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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 052206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashton-Clayton Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Tyrellan Avenue
(No. and Street)

Staten Island	New York	10309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brown 404-303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	ATLANTA	GEORGIA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashton-Clayton Financial Group, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JAMES W. TYSON IV
MY COMMISSION EXPIRES
JAN
8
2010
FORSYTH COUNTY, GA
NOTARY PUBLIC

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASHTON CLAYTON FINANCIAL GROUP, LLC
Financial Statements
For the Year Ended
December 31, 2006
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Managing Member
Ashton Clayton Financial Group, LLC

We have audited the accompanying balance sheet of Ashton Clayton Financial Group, LLC, as of December 31, 2006 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Clayton Financial Group, LLC, as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 27, 2007
Atlanta, Georgia



RUBIO CPA, PC

ASHTON CLAYTON FINANCIAL GROUP, LLC
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

		2006
Cash and cash equivalents	$	9,379
Accounts receivable – clearing broker		48,761
Office equipment, net of accumulated depreciation of $31,795		5,572
Deposit with clearing broker		15,010
Prepaid expenses		5,235
Other assets		5,719
Total Assets	$	89,676

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued commissions	$	45,415
Total Liabilities		45,415
MEMBERS' EQUITY		44,261
Total Liabilities and Members' Equity	$	89,676

The accompanying notes are an integral part of these financial statements.

ASHTON CLAYTON FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

	2006
REVENUES	
Commissions	$ 1,510,938
Total revenues	1,510,938
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	121,127
Commissions and clearance fees	1,230,856
Communications	7,721
Occupancy	76,953
Other operating expenses	175,896
Total expenses	1,612,553
NET LOSS	$ (101,615)

The accompanying notes are an integral part of these financial statements.

ASHTON CLAYTON FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

	2006
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (101,615)
Adjustments to reconcile net income to net cash used in operations:	
Depreciation	619
Increase in prepaid expenses	(5,235)
Increase in accounts receivable - clearing broker	(7,853)
Increase in accrued commissions	8,598
Decrease in accounts payable	(13,637)
Increase in other assets	(5,719)
NET CASH USED IN OPERATING ACTIVITIES	(124,842)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office equipment	(6,191)
NET CASH USED BY INVESTING ACTIVITIES	(6,191)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution to member	(13,766)
NET CASH USED BY FINANCING ACTIVITIES	(13,766)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(144,799)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	154,178
End of year	$ 9,379

The accompanying notes are an integral part of these financial statements.

ASHTON CLAYTON FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2006

Balance, December 31, 2005	$ 159,642
Distributions to member	(13,766)
Net loss	(101,615)
Balance, December 31, 2006	$ 44,261

The accompanying notes are an integral part of these financial statements.

ASHTON CLAYTON FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Ashton Clayton Financial Group, LLC (the "Company"), a New Jersey Limited Liability Company organized in August 1997, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company operates as a "general securities" broker-dealer executing trades for retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Office Equipment: Office equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than trade-date basis is not material.

ASHTON CLAYTON FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $27,889, which was $22,889 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 1.6 to 1.0.

NOTE C — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D — RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION

Amounts receivable from broker-dealers and clearing organization at December 31, 2006 consist of a receivable from its clearing organization.

NOTE E — CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $15,000 be maintained on deposit with the clearing broker.

NOTE F — LEASE AGREEMENT AND RELATED PARTY TRACTIONS

Effective June 2006, the Company leases its office premises on a quarter-to-quarter basis from its owner at a quarterly rate of approximately $8,600.

For the year ended December 31, 2006, rent expense was approximately $75,000 of which approximately $26,000 was paid to its owner.

ASHTON CLAYTON FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE G — LITIGATION

The Company is subject to arbitration and litigation in the normal course of business. During 2006, the Company became defendant in a matter which was settled during 2006 in favor of the Company. There is no litigation in progress at December 31, 2006.

SUPPLEMENTAL INFORMATION

SCHEDULE I
ASHTON CLAYTON FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2006

NET CAPITAL:

Total members' equity	$ 44,415
Less nonallowable assets:	
Prepaid expenses	(5,235)
Other assets	(5,719)
Office equipment	(5,572)
	(16,526)
Net capital before haircuts	27,889
Less haircuts	-
Net capital	27,889
Minimum net capital required	5,000
Excess net capital	$ 22,889
Aggregate indebtedness	$ 45,415
Net capital based on aggregate indebtedness	$ 3,028
Ratio of aggregate indebtedness to net capital	1.6 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006

Net capital as reported in Part IIA of Form X-17A-5	$ 24,502
To record additional commissions receivable	48,761
To record additional commissions payable	(45,415)
Unlocated	41
Net capital as reported above	$ 27,889

ASHTON CLAYTON FINANCIAL GROUP, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Managing Member
Ashton Clayton Financial Group, LLC

In planning and performing our audit of the financial statements of Ashton Clayton Financial Group, LLC, for the year ended December 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Ashton Clayton Financial Group, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 27, 2007
Atlanta, Georgia



RUBIO CPA, PC

END